SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of September 6, 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Telent PLC ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


Press enquiries:
Stephen Gaynor tel: +44 (0) 208 564 6394; email: stephen.gaynor@harvard.co.uk

Investor and Analyst enquiries:
Heather Green tel: +44 (0)24 7656 6126; email: heather.green@telent.com



O2 Airwave Selects telent for Firelink Implementation

telent to provide full installation, maintenance and support services to O2 Airwave in Firelink deployment

London, 6 Sept, 2006 - telent (LSE: TLNT) has been selected by O2 Airwave to support the deployment of its Airwave, Communications System as part of the National Firelink Programme. The ten-year, GBP13 million contract will serve to enable Fire and Rescue Services in the UK to use the new Tetra Radio Communications Service provided by O2 Airwave. As part of this process, telent will install equipment in all fire appliances throughout the UK and then provide a complete support service, once they are in operational duty. This will ensure O2 Airwave delivers the most robust and reliable of communication networks.

The Firelink Programme - provided by O2 Airwave, a dedicated communications service for emergency and other public safety services - represents a wholesale investment in radio communications within the emergency services sector. It will replace individual Fire and Rescue Services' radio systems with, for the first time, a national wide area radio system in England, Scotland and Wales.

telent will provide a range of services to O2 Airwave, to include: project management, design services, installation services, helpdesk, asset management, on-site maintenance and configuration management services. All services will be available 24 x 7 x 365.

"We have been working in partnership with O2 Airwave on this and I am very pleased our compelling proposition will now be realised," commented Mark Plato, Chief Executive Officer, telent. "Together with O2 Airwave, we are delivering the best communications services in this most critical of areas, providing the service that our fire-fighters demand."

"telent has an excellent track record. In an environment where effective communications really can make a life changing difference, we need to be as sure as we can that the technologies we deploy are functional, robust and entirely reliable. telent understands these core requirements and we have complete confidence that together, we can deliver the 21st century communication infrastructure our fire services deserve," comments Dave Walker, Head of National Customer Programmes, O2 Airwave.

ENDS/..

Notes to editors:

About telent plc:

telent plc supplies a broad range of communications support services to telecommunications operators, as well as to large enterprises, transport operators and government agencies in the UK and Germany, leveraging its accumulated knowledge of customers' networks, its expert field force, its scale and reputation for quality.

Formerly the UK and German services business of Marconi Corporation plc, the company was renamed telent plc in January 2006 on the sale of the telecommunications equipment and international services business to Ericsson. The company is listed on the London Stock Exchange under the symbol TLNT. Additional information about telent plc can be found at http://www.telent.com/.

About Firelink:

Currently, radio systems are the responsibility of individual fire and rescue authorities. This has led to differences in the type, and nature, of existing systems.

Following the events of 11 September 2001, it became necessary for the Fire and Rescue Service (FRS) and other emergency services to prepare to respond to catastrophic incidents, including terrorist attacks. In May 2002, Ministers announced a new competition for the procurement of a national wide area radio system for the fire and rescue services in England and Wales, with significant central funding from the Government, to replace the previous regional procurement strategy. Scotland subsequently joined the project in November 2002.

About O2 Airwave:

Airwave is a sophisticated communications system for the emergency and other public safety ('blue light') services. It will help make Britain safer by facilitating more effective and efficient ways of working for the emergency services, and the opportunity for more 'joined up' public safety services.

* For the first time ever, emergency services can have radio coverage whenever and wherever they need it - even in radio 'cold spots'.

* Airwave will enable emergency services to communicate seamlessly regardless of location for the first time ever

* Because all Airwave communications are encrypted, they cannot be scanned or monitored by outsiders. The network is highly resilient

* The system enables both voice and data communications and gives the emergency services wide flexibility in choosing how to communicate.

The Airwave service has the capability to provide true interoperability between all the agencies involved in public protection by enabling everyone to work together at the scene of major and minor incidents alike, as well as co-operate in forward planning to meet new obligations under the Civil Contingencies Act.

The Airwave service is available to organisations with a public safety role and already being used by the MOD, the Highways Agency, UK Immigration and several Local Authorities.

About O2:

O2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service. In addition, O2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

O2 has around 25 million customers and some 15,000 employees. It reported revenues for the year ended 31 March 2005 of GBP6.683 billion.
Copyright (c) telent plc 2006. All rights reserved. All brands and product names and logos are trademarks of their respective holders.

It is possible that this announcement could or may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and telent's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements.
There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are delays in obtaining, or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, or the key timing and success of future acquisition opportunities.
telent undertakes no obligation to revise or update any forward looking statement contained within this announcement, regardless of whether those statements are affected as a result of new information, future events or otherwise, save as required by law and regulations.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 6 September, 2006